Exhibit 21.1

CPAC, INC.

SUBSIDIARIES OF REGISTRANT

Company Name	State/Country of Incorporation	Percent Ownership

PRS, Inc.	New York, U.S.A.	100
Allied Diagnostic Imaging Resources, Inc.	Delaware, U.S.A.	100
Trebla Chemical Company	Delaware, U.S.A.	100
CPAC Europe, N.V.	Belgium	98
CPAC Italia, S.r.l.	Italy	100
The Fuller Brush Company, Inc.	New York, U.S.A.	100
CPAC Africa (Pty) LTD	South Africa	80
CPAC Asia Imaging Products Limited	Thailand	80

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